                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*

                                  ROPAK CORPORATION
                                   (Name of Issuer)

                             COMMON STOCK, $.01 par value
                            (Title of Class of Securities)

                                     776670 10 1
                                    (CUSIP Number)

                                    David Williams
                                    Deykin Avenue
            Witton, Birmingham B6 7HY, United Kingdom (011-44-21-238-2400)
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   November 1, 1994
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the
          statement [   ].  (A fee is not required only if the reporting
          person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP No.  776670 10 1
          _________________________________________________________________
          1    NAMES OF REPORTING PERSON S.S. OR
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               LINPAC MOULDINGS LIMITED
          _________________________________________________________________
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                    (b) / /
          _________________________________________________________________
          3    SEC USE ONLY
          _________________________________________________________________
          4    SOURCE OF FUNDS*
               WC
          _________________________________________________________________
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           / /
          _________________________________________________________________
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
          _________________________________________________________________
                               7   SOLE VOTING POWER
          NUMBER OF SHARES         2,214,282
            BENEFICIALLY      _____________________________________________
             OWNED BY          8   SHARED VOTING POWER
               EACH                -0-
             REPORTING        _____________________________________________
              PERSON           9   SOLE DISPOSITIVE POWER
               WITH                2,206,963
                              _____________________________________________
                              10   SHARED DISPOSITIVE POWER
                                   -0-
          _________________________________________________________________
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,214,282
          _________________________________________________________________
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                 / /
          _________________________________________________________________
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               44.2%
          _________________________________________________________________
          14   TYPE OF REPORTING PERSON*
               CO
          _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Item 1.  Security and Issuer.

                    This Schedule 13D Amendment No. 4 is filed with respect to the Common Stock, $.01 par value (the "Common Stock"), of Ropak Corporation, a Delaware corporation (the "Company"). The address of the principal executive officers of the Company is 660 South State College Boulevard, Fullerton, California 92631.

          Item 2.  Identity and Background

                    This Amendment is filed on behalf of LINPAC Mouldings Limited, a United Kingdom corporation ("LINPAC"). The address of LINPAC's principal business and principal office is Deykin Avenue, Witton, Birmingham B6 7HY, United Kingdom. LINPAC's principal business is injection moulding for plastic products. The following persons are the directors and executive officers of
          LINPAC:

                                        Business                 Principal
          Name           Position       Address                  Occupation

          M.J. Cornish   Chairman       LINPAC Group Limited     Chairman &
                         and Director   Evan Cornish House       Managing
                                        Windsor Road             Director
                                        Louth LN11 OLX           of LINPAC
                                        United Kingdom           Group

          D.A. Williams  Managing       LINPAC Mouldings         Managing
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          J.L. Doughty   Finance        LINPAC Mouldings         Financial
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          R. Heaton      Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          B. Taylor      Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          J.P. Thorp     Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          LINPAC is a wholly-owned subsidiary of LINPAC Group Limited, a United Kingdom corporation ("Group"). The address of Group's principal business and principal office is Evan Cornish House, Windsor Road, Louth, Lincolnshire, LN11 OLX, United Kingdom. Group's principal business is to serve as a holding company. The following persons are the directors and executive officers of
          Group:

                                        Business                 Principal
          Name           Position       Address                  Occupation

          M.J. Cornish   Chairman       LINPAC Group Limited     Chairman
                         and Managing   Evan Cornish House       and
                         Director       Windsor Road             Managing
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of LINPAC
                                                                 Group

          H.M. Paisner   Director       Paisner & Co.            Solicitor
                         (Non-          Bouverie House
                         Executive)     154 Fleet Street
                                        London
                                        EC4A 2DQ
                                        United Kingdom
                                        LINPAC GROUP Limited

          S.F. Robin     Director       5 Kensington             Retired
                         (Non-          High Street
                         Executive)     London
                                        W8 5NP
                                        United Kingdom

          A.T. Smith     Secretary and  LINPAC Group Limited     Secretary
                         Financial      Evan Cornish House       and
                         Director       Windsor Road             Financial
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of Group

          R.A. Lang      Director       LINPAC INC               President
                         (Executive)    6400 Powers Ferry Rd NW  of LINPAC
                                        Suite 345                INC
                                        Atlanta
                                        Georgia 30339-2097
                                        USA

          M.C. Anderson  Director       LINPAC Plastics          Managing
                         (Executive)      International Limited  Director
                                        Al Business Park         of LINPAC
                                        Knottingley WF11OBS      Plastics
                                        United Kingdom           Interna-
                                                                 tional
                                                                 Limited

          D.A. Williams  Director       LINPAC Mouldings Limited Managing
                         (Executive)    Deykin Avenue,           Director
                                        Witton,                  of LINPAC
                                        Birmingham B6 7HY        Mouldings
                                        United Kingdom           Limited

          R.B. Redding   Director       LINPAC Containers        Managing
                         (Executive)      International Limited  Director
                                        Evan Cornish House       of LINPAC
                                        Windsor Road             Containers
                                        Louth LN11 OLX           Interna-
                                        United Kingdom           tional
                                                                 Limited

                    All of the foregoing individuals are citizens of the United Kingdom. During the past five years, neither LINPAC, Group nor any of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was or is any such person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration

                    LINPAC acquired the shares of Common Stock described in
          Item 5(c) below with internally generated funds.

          Item 4.  Purpose of Transaction

                    LINPAC acquired the shares of Common Stock described in
          Item 5(c) below as a step towards acquiring all of the outstanding capital stock of the Company pursuant to the proposed merger of a subsidiary of LINPAC into the Company whereby shareholders of the Company, other than LINPAC, would receive $10.50 per share in cash for their Common Stock ("Merger"). See Form 13D Amendment No. 2 and Form 13D Amendment No. 3 for additional information on the proposed Merger. If the proposed Merger is consummated, then LINPAC will own all of the outstanding Common Stock and the Common Stock will cease to be traded in public securities markets. LINPAC may purchase other shares through other means. If the proposed Merger is not consummated, then LINPAC will evaluate all its alternatives with respect to its investment in the Company.

          Item 5.  Interest in Securities of the Issuer

                    (a) The aggregate number of shares of Common Stock beneficially owned by LINPAC within the meaning of Section 13(d) of the Securities Exchange Act of 1934 is 2,214,282 or 44.2% of the total amount outstanding.

                    (b) LINPAC has the sole power to vote and to direct the disposition of all the shares of Common Stock beneficially owned by it.

                    (c) Since Schedule 13D Amendment No. 3 was filed with the Securities and Exchange Commission on October 18, 1994, LINPAC has obtained beneficial ownership of an additional 84,500 shares of Common Stock. The following shares were purchased in transactions on the NASDAQ/NMS: On October 20, 1994, LINPAC purchased 15,000 shares of Common Stock at $10.25 per share. On October 24, 1994, LINPAC purchased 22,500 shares of Common Stock at $10.25 per share. On November 1, 1994, LINPAC purchased 10,000 shares of Common Stock at $10.25 per share. On
          November 2, 1994, LINPAC purchased 5,500 shares of Common Stock at $10.25 per share and 2,500 shares of Common Stock at $10 1/8 per share. On November 3, 1994, LINPAC purchased 2,000 shares of Common Stock at $10.25 per share. On November 4, 1994, LINPAC purchased 5,000 shares of Common Stock for $10 1/8 and 1,500 shares of Common Stock for $10.25 per share. On November 7, 1994, LINPAC purchased 13,000 shares of Common Stock for $10.25 per share. On November 8, 1994, LINPAC purchased 7,500 shares of Common Stock for $10.25 per share.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

                    Not Applicable.

          Item 7.  Material to Be Filed as Exhibits

                    Exhibits A, B and C are incorporated herein by reference to the Schedule 13D amended hereby that was filed on behalf of LINPAC on May 26, 1992. Exhibits D and E are incorporated herein by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC on June 12, 1992. Exhibit F is incorporated herein by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC on September 29, 1994. Exhibit G is incorporated herein by reference to the Schedule 13D Amendment No. 3 amended hereby that was filed on behalf of LINPAC on October 18, 1994.

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


          Date: November 10, 1994

                                             LINPAC MOULDINGS LIMITED


                                             By:  /s/ David Williams
                                                  Managing Director

              ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                 CONSTITUTE CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT INDEX

                                  Exhibit                          Page No.

          Exhibit A - Letter from Massachusetts Mutual Life             *
          Insurance Company and MassMutual Corporate Investors to LINPAC Mouldings Limited c/o Stanley H. Meadows, dated May 15, 1992.

          Exhibit B - Letter from Stanley H. Meadows to                 *
          Massachusetts Mutual Life Insurance Company and
          MassMutual Corporate Investors dated May 15, 1992.

          Exhibit C - LINPAC Mouldings Limited Power of                 *
          Attorney to Stanley H. Meadows, P.C.

          Exhibit D - Stock Purchase Agreement between                 **
          Massachusetts Mutual Life Insurance Company and
          LINPAC Mouldings Limited, dated June 12, 1992.

          Exhibit E - Stock Purchase Agreement between                 **
          MassMutual Corporate Investors and LINPAC Mouldings
          Limited, dated June 12, 1992.

          Exhibit F - Option Agreement among LINPAC Mouldings          ***
          Limited, LINPAC Mouldings, Inc. and certain stockholders of the Company.

          Exhibit G - Share Purchase Agreement between LINPAC         ****
          Mouldings Limited and National Bank of Canada dated
          October 14, 1994.

          Exhibit H - LINPAC Mouldings Limited Power of Attorney       10
          to Stanley H. Meadows, P.C. and Scott M. Williams

          * Incorporated by reference to the Schedule 13D amended hereby that was filed on behalf of LINPAC Mouldings Limited on May 26, 1992.

          ** Incorporated by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC Mouldings Limited on June 12, 1992.

          *** Incorporated by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC Mouldings Limited on September 29, 1994.

          **** Incorporated by reference to the Schedule 13D Amendment No.
               3 amended hereby that was filed on behalf of LINPAC Mouldings Limited on October 18, 1994.

                               LINPAC MOULDINGS LIMITED

                                  POWER OF ATTORNEY
                                          TO
                               STANLEY H. MEADOWS, P.C.
                                         AND
                                  SCOTT M. WILLIAMS


                    The undersigned corporation hereby appoints Stanley H. Meadows, P.C. and Scott M. Williams as its attorneys-in-fact each with full power and authority to take the following actions on behalf of the undersigned:

                    (i) execute and file Form 3s, Form 4s, amendments to its Schedule 13D and any necessary amendments to such documents with the United States Securities and Exchange Commission in connection with any acquisitions or purchases of common stock of Ropak Corporation; and

                    (ii) any and all such other actions as he shall deem appropriate to effect the filings referred to in
               (i) above;

          in each case as fully as the undersigned could if personally present and acting. This Power of Attorney and all authority conferred hereby shall be deemed coupled with an interest and shall be irrevocable.

                    The undersigned ratifies all that either attorney-in-fact has done in connection with the purchase of common stock of Ropak Corporation and ratifies all that either attorney-in-fact shall do pursuant to this Power of Attorney.

                    The undersigned agrees to defend, indemnify and hold each attorney-in-fact harmless from and against any and all loss, damage, liability or expense incurred in connection herewith, including attorneys' fees and costs.

                    This instrument shall be governed by and construed in accordance with the substantive laws of Illinois.

                                        Dated October 6, 1994

                                        LINPAC MOULDINGS LIMITED

                                        By:  /s/ David Williams
                                             Managing Director